SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 17, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayer’s ID (CNPJ) #01.832.635/0001 -18
Corporate Registry ID (NIRE) #35.300.150.007
Publicly-Held Company

Minutes of the Annual General Meeting
held on April 6, 2006

Date, Time and Venue: April 6, 2006, at 5:30 pm, at the headquarters of TAM S.A. (the “Company”), located at Avenida Jurandir, nº 856, Lote 04, Hangar 7, 1º andar, Jardim Ceci, in the City and State of São Paulo.

Attendance: All the Board of Directors’ members.

Presiding Board: Noemy Almeida Oliveira Amaro, Chairman; the Company’s Board of Directors, and Luiz Cláudio Mattos de Aguiar, Secretary.

Call for meeting: Waived, pursuant to item 2 of article 23 of the Company´s bylaws, since all of the members of the Company’s Board of Directors attended.

Agenda and Resolutions: After discussing the matters, the members of the Board of

Directors resolved, by unanimous vote:
(1)	Capital Increase. Due to the partial option exercise granted by the Company, according to the minutes of the Board of Directors’ meeting held on March 9, 2006, (i) to Banco Pactual S.A. and to Banco de Investimentos Credit Suisse (Brasil) S.A. (“Offering’s Brazilian Coordinators”) (“Option of Supplementary Lot of Shares”) and (ii) to Pactual Capital Corporation and to Credit Suisse Securities (USA) LLC (“Offering’s Global Coordinators”) (“Option of Supplementary Lot of ADSs”), in the scope of the initial and secondary public offering of preferred, nominative, book-entry shares without par value, with voting right restricted to certain issues, issued by the Company, made simultaneously in Brazil and abroad, to approve, in accordance with article 6 of the Company’s bylaws, an increase in the Company’s capital stock, within the limits of the authorized capital, by R$ 7,934,766.38 (seven million, nine hundred and thirty-four thousand, seven hundred and sixty-six reais and thirty-eight cents), rising from R$ 180,290,444.21 (one hundred and eighty million, two hundred and ninety thousand, four hundred and forty-four reais and twenty-one cents) to R$ 188,225,210.59 (one hundred and eighty-eight, two hundred and twenty-five, two hundred and tem reais and fifty-nine cents), by issuing 1,503,879 (one million, five hundred and three thousand, eight hundred and seventy-nine) new preferred shares, at the issue price of R$ 42.00 (forty-two reais) per preferred share. Preferred shares shall be fully paid in cash, in local currency, on April 11, 2006.

(2)	Capital Reserve Allocation. Out of the issue price of each preferred share issued under item (1) above, to approve the allocation of R$5.2762 to the capital account and of R$ 36.7238 to the capital reserve account, under the caption “Share subscription – goodwill”, as set forth in sole paragraph of article 14 of Brazilian Corporation Law. Accordingly, out of the capital increase amount referred to in item (1) above, R$ 7,934,766.38 (seven million, nine hundred and thirty-four thousand, seven hundred and sixty-six reais and thirty-eight cents) shall be allocated to the capital account, and R$ 55,228,151.62 (fifty-five million, two hundred and twenty-eight thousand, one hundred and fifty-one reais and sixty- two cents) shall be allocated to the capital reserve account, under the caption “Share subscription – goodwill”.

(3)	Exclusion of the Preemptive Right. Approve the exclusion of the preemptive right of the Company’s current shareholders in the subscription of new preferred shares issued in connection with the exercise of Option of Supplementary Lot of Shares and Option of Supplementary Lot of ADS, in accordance with article 172 of Brazilian Corporation Law and item 2 of article 6 of the Company’s bylaws.

(4)	Reading, Drawing up of the minutes and Closure: The Chairman offered the floor to anyone who intended to make use of it and, as no one did, the meeting was closed, and these present minutes were drawn up, read, found in compliance and signed by those attending the meeting. São Paulo, April 6, 2006. Noemy Almeida Oliveira Amaro, Chairman; Luiz Cláudio Mattos de Aguiar, Secretary.

Board of Directors’ members: Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro Demenato, Maurício Rolim Amaro, Henri Philippe Reichstul, Luis Antônio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Roger Ian Wright, and Waldemar Verdi Júnior.

English free translation of the minutes drawn up
in the company’s records.

______________________________________
Luiz Cláudio Mattos de Aguiar
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.